Exhibit 99.1
FCA announces new appointment

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today that effective June 30, 2015, Pietro Gorlier is appointed Chief Operating Officer Components reporting directly to the Chief Executive Officer Sergio Marchionne. Mr. Gorlier will also retain his current responsibilities as Head of Parts & Service (MOPAR) and member of the Group Executive Council.
Mr. Gorlier will succeed Eugenio Razelli, who elected to leave the Group after several years of dedicated service. “We extend our sincere appreciation to Eugenio for his leadership and contribution to the organization” said Sergio Marchionne.
Pietro Gorlier is Head of Parts & Service (MOPAR) and a member of the Group Executive Council (GEC) since September 1, 2011. He joined the Group in 1989 in Iveco and held various positions in Logistics, After Sales, and Customer Care before joining the automobile business in 2006 in Network Development. He holds a Master of Economics from the University of Turin.

London, 18 May 2015